FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 20, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES CFO RESIGNATION

NETANYA, Israel, May 20, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today that Mr. Shlomi Fruhling, the Company's Chief Financial Officer, informed the Company of his intention to resign his position, in the near term, at a date yet to be determined.

Mr. Fruhling has served as the Company's CFO since 2013 and played a central role in leading the Company's vision to become a strong communications group and executing substantial strategic steps to make it actualize. During his tenure the Company revolutionized the Israeli TV when it entered that field, entered the internet infrastructure using fiber optic and the wholesale market, entered network sharing agreements with Golan and Xfone, purchased IBC's controlling stake, together with IIF, planned and executed a restructuring plan to fortify the Company's balance sheet and entered a binding MOU to purchase Golan. As CFO, Mr. Fruhling initiated and led extensive activity in the Israel capital market, including very successful private and public debt issuance, debentures exchange and future issuance of debentures, as well as capital issuance.

Mr. Avi Gabbay, the Company's CEO said: "I thank Shlomi for his pivotal contribution to all aspects of the Company's activities and to turning the Company from the largest cellular operator in Israel to a strong communications group."

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.744 million cellular subscribers (as at December 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	For May 20, 2020	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary